

Mail Stop 4631

September 17, 2015

Via E-mail
Mr. Edmund Hen
Chief Financial Officer
China Ceramics Co., Ltd
Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

> **Re: China Ceramics Co., Ltd**
> **Amendment No. 1 to Registration Statement on Form 3**
> **Filed September 15, 2015**
> **File No. 333-206516**

Dear Mr. Hen:

We have reviewed the above-captioned filing and have the following comments.

Exhibit 5.1

1. The opinion appears to qualify counsel's expertise to the laws of the British Virgin Islands. Please note that an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. Please file a new legality opinion (i) from counsel that is admitted to practice in the states of the laws governing the Indentures and warrant agreement or (ii) that does not include inappropriate qualifications pertaining to counsel's expertise. See Section II.B.3.b. of Staff Legal Bulletin No.19.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551- 3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: Ralph V. De Martino (*via e-mail*)
    Schiff Hardin LLP